Exhibit 21.1

SUBSIDIARIES OF GATEWAY, INC.

Subsidiary Name	Jurisdiction

Advanced Logic Research, Inc.	Delaware

Amiga Development LLC	Delaware

Cowabunga Enterprises, Inc. dba Gateway.com	Delaware

eMachines Asia, Ltd	Hong Kong

eMachines Europe B.V.	Netherlands

eMachines Internet Group, Inc.	Delaware

eMachines Ltd.	England and Wales

eMachines, Inc.	Delaware

Gateway Accessory Stores, Inc.	Delaware

Gateway Asia, Inc.	Delaware

Gateway Canada Corp.	Canada

Gateway Companies, Inc.	Delaware

Gateway International Computers Ltd.	Ireland

Gateway International Holdings, Inc.	Delaware

Gateway Japan, Inc.	Delaware

Gateway KK	Japan

Gateway Manufacturing LLC	Delaware

Gateway PC LLC	Delaware

Gateway Professional LLC	Delaware

Gateway SMB LLC	Delaware

Gateway Sub II LLC	Delaware

Gateway Technologies, Inc.	Delaware

GTW de Mexico S. de R.L. de C.V.	Mexico

GW Holdings LLC	Delaware

North Merrill Maintenance LLC	South Dakota

Spotware Technologies, Inc.	Delaware